UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                        Under the Securities Act of 1934
                               (Amendment No. 21)

                   Pediatric Services of America, Inc. (PSAI)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    705323103
                                 (CUSIP Number)

                                David Nierenberg
                               The D3 Family Funds
                               19605 NE 8th Street
                                 Camas, WA 98607
                                  360-604-8600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 27, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: |_|

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    703,290 common shares (9.7%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           703,290
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,453,444 shares (20.0%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Retirement Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    228,799 common shares (3.1%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           228,799
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,453,444 shares (20.0%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Children's Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    76,307 common shares (1.1%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           76,307
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,453,444 shares (20.0%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Offshore Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bahamas
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    310,426 common shares (4.3%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           310,426
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,453,444 shares (20.0%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON


     The D3 Family Bulldog Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    134,622 common shares (1.9%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           134,622
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,453,444 shares (20.0%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

Item 1.     Security and Issuer.

            Common stock of Pediatric Services of America, Inc. (PSAI) 310 Technology Parkway, Norcross GA 30092-2929

Item 2.     Identity and Background.

            The D3 Family Funds are Washington State limited partnerships, whose principal business is investing in the equities of public micro-cap issuers. The D3 Family Funds consist of: D3 Family Fund, L.P, D3 Family Retirement Fund, L.P, D3 Children's Fund, L.P, D3 Offshore Fund, L.P., D3 Family Bulldog Fund, L.P. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3.     Source and Amount of Funds or Other Consideration

            Source of funds is money invested in the partnership by their partners.

Item 4.     Purpose of Transaction

            In their last quarterly conference call, PSA management disclosed that their outside auditors' interpretation of FAS 123, specifically on the issue of projected share price volatility, would cause fiscal 2006 stock option expense to be 13 cents per share. On the call we immediately responded to the auditors' claim with incredulity and urged PSA to get a second opinion. Our views are amplified in the attached letter to PSA's board chair.

Item 5.     Interest in Securities of the Issuer.

            (a,b) D3 Family Funds own and have sole voting and dispositive power over 1,453,444, 20.0 % common shares of PSAI.

            (c)

            (d) N/A

            (e) N/A

Item 6.     Contracts,   Arrangements,   Understandings  or  Relationships  with
            Respect to Securities of the Issuer.

            N/A

Item 7.     Material to be Filed as Exhibits

            N/A

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.


December 27, 2005                          /s/ DAVID NIERENBERG
-----------------                          -------------------------------------
                                           President
                                           Nierenberg Investment Management
                                           Company, Inc., the General Partner of
                                           The D3 Family Funds

December 27, 2005

Mr. Edward K. Wissing, Chairman of the Board
Pediatric Services of America, Inc.
310 Technology Parkway
Norcross, GA 30092-2929

Dear Ed,

We are delighted with the progress which PSA has been making under your chairmanship and under Dan Kohl's executive leadership. Congratulations on recruiting Dan, on selling the pharmacy business, and on focusing on growing and improving the profitability of pediatric home nursing. We are convinced that these decisions build the value of the company for all stakeholders.

We would like to discuss two subjects which relate to the company's growth strategy: long term incentive compensation for management and the proper accounting treatment for such a program.

Over the next several years PSA will invest its cash principally to grow the PDN business--organically, through new branch openings, and through tuck-under acquisitions in targeted geographic markets where reimbursement is reasonable and where the company can increase profitability by building local mass. Executing such a strategy successfully should be enormously valuable for our shareholders, just as a similar strategy has been for Amedisys in geriatric home healthcare. In fact, we believe it is quite possible that PSA's share price could triple as a result.

Both because this is a long term strategy and because it is potentially so valuable, we believe that the Compensation Committee should create a long term incentive compensation plan which, subject to performance, would share with management an appropriate portion of the value created. Moreover, recent changes in the accounting treatment of stock options provide further reason to modify the company's existing program.

Like PSA's directors, we serve on public boards. I currently chair a compensation committee and chaired another until early last year. From these experiences we have learned two things: boards have great latitude in fashioning compensation plans for the unique circumstances of their companies, and, second, the accounting treatment of compensation plans varies widely depending on structure, underlying assumptions, and even with the expertise and temperament of whose "expert" opinion you have obtained. Plans with similar objectives and outcomes can drive vastly different GAAP consequences.

When PSA management conducted their most recent quarterly conference call December 14, we learned that your outside auditor's interpretation of FAS 123 would cost the company 13 cents per share in fiscal 2006. As we immediately commented, the magnitude of this is stunning and the modeled GAAP cost unacceptable. Make no mistake, we want management to have the opportunity to earn a lot of money if they perform. But 13 cents per share elevates two issues into immediate priorities: 1) how can PSA fashion a long term management incentive program which rewards earnings growth which triples the share price, and 2) how can this be accomplished in a manner which, legally and properly, does not trash the P&L or artificially depress the share price?

This is where we need the help of the board's Audit Committee. The SEC's Staff Accounting Bulletin 107 ("SAB 107"), issued March 29, 2005, provides considerable useful, practical guidance about the Black-Scholes formula and the input variables which drive it. As you know, projected share price volatility is the single most powerful variable.

SAB 107 sets forth several ways which companies and their outside auditors may exercise their business judgment in projecting volatility. First, SAB 107 enables companies whose share price volatility may be exacerbated by thin trading volume to smooth the impact of daily price fluctuations by aggregating daily into weekly or monthly volumes. (Page 21, footnote 42) With PSA's average trading volume under 20,000 shares per day, we have no doubt that the company properly can mitigate volatility this way.

Moreover, SAB 107 repeatedly points out that a company's historical share price volatility and its projected volatility are not necessarily identical. In fact, SAB 107 directs companies to consider "how the expected volatility...may be different from historic volatility." (Page 18, emphasis added) It goes on to say that "in some instances, due to a company's particular business situation, a period of historical volatility may not be relevant in evaluating expected volatility. In these instances, that period should be disregarded." (Page 27, emphasis added)

SAB 107 provides several pertinent examples of where using historical volatility could be misleading. For instance, a company might merge with another, thereby materially changing its "business risk." (Page 21) Or there might be a change in the company's "business model" which could alter the company's "risk profile." (Page 26, note 55)

One begins to wonder whether this common sense approach was written with PSA in mind. Precisely such flexibility, precisely such informed business judgment, is warranted by the changes in PSA's "business model" and its reduced "risk profile." In fact, if plain language has any meaning at all, SAB 107 should give PSA ample justification to distinguish sharply its projected from its historical volatility.

When we originally invested in PSA, the company was very different from what it is today and from where it is going. PSA was drowning in debt; EBITDA had just returned to the black; the company was reeling from punitive reimbursement changes; its share price had fallen 98%; the company was retrenching; it had a different CEO and board of directors; and its strategy seemed to place equal weight on all businesses and all geographies. In short, the company was still at risk of failing.

The company is strikingly different today, thanks to your good work, your colleagues' on the board, and the company's management and employees. In days the company will be debt free and holding nearly $6.50 per share in free cash. Operations have been EBITDA positive for over five consecutive years. Though we could not describe reimbursement as "generous," at least it is survivable and somewhat more predictable. There are a new executive chair of the board, four new directors, and a new CEO. The company has focused its strategy on pediatric home nursing. Management is managing the company to generate both growth and increased operating profits.

The bottom line is this, Ed: PSA is a completely different company today than when we originally invested, a far stronger enterprise in virtually every dimension one might consider. An outside auditor which insists on using historical volatility, after all this progress, is using his rear view mirror, rather than his windshield.

Therefore, as I said on the conference call, now it is time for PSA to get a second opinion. We suggest that instead of sticking with a Big Four auditing firm, you look for a smaller firm from the Southeast region which has experience serving healthcare providers and which is familiar with the accounting issues providers confront. We believe that you deserve a new audit firm for these reasons:

      1. Unfortunately, too many professionals have been so traumatized by the corporate scandals of the past five years that they seem to have become unwilling or unable to look towards the future. Shell-shocked by prospective legal liability, they have become constant naysayers, lacking urgency or imagination, more comfortable protecting their own institutional imperatives than serving the legitimate needs of their clients. We are not saying that the professionals are bad people or that they are incompetent; rather, we are saying that after five years of a national witch-hunt, some people and firms have had their judgment distorted by a horrifically frightening experience.

      2. Getting a fresh perspective is a good thing. This must be why the new rules require a rotation of lead audit partners. We are simply suggesting that you take one further step. You have worked with the same outside audit firm since the inception of the company. You're overdue for a change of scenery.

      3. Regional and local audit firms often provide micro-cap clients a higher and more responsive level of customer service than the Big Four. While you may think you are important to your current firm, because you paid them nearly $1 million this year, the truth is that you probably are too small for them. The Big Four have been overwhelmed by the workload generated by the FASB and by Sarbanes-Oxley and customer service has deteriorated badly. A smaller, principal owned and managed regional firm, may be more likely to give you the service you deserve. We would rather PSA were a bigger fish in a smaller pond.

      4. The professional costs which Sarbanes-Oxley section 404 and similar overdone initiatives have imposed on micro-cap companies, as you know too well, are excessive, out of control, and intolerable. It is high time for small companies to take a principled stand, time to reign in the professionals, time for ethical and competent boards and management teams to regain control of your companies. We believe that PSA's professionals have soaked the company. Your 10K shows that over the past five years, while your revenues have grown just 22%, your professional fees have increased an astounding 127%! We seriously doubt that this has added commensurate value. Imagine how much money you could save were you to switch to a smaller, more agile regional firm, which instead of fighting the last war, would work with you in a collaborative manner to build the future value of the company. Not only would you reduce your outside auditing expense, you also might, legally and properly, mitigate much of the 13 cents per share cost which results from a myopic misinterpretation of FAS 123.

In closing, Ed, we reiterate that absolutely nothing in this letter should be taken as a criticism of PSA's board, employees, or management. What troubles us is that what has happened at PSA is a microcosm of what is happening to good companies all around the country: embarrassed that they were napping while Enron, Worldcom, Adelphia, Tyco, and other criminal enterprises were ripping off shareholders and employees, Congress, the media, the SEC, and the professional classes have over-corrected with a vengeance. They have imposed on honest companies a one-size-fits-all straightjacket of laws and regulations and a never-ending blizzard of new accounting edicts. They have banished common sense and business judgment, substituting Monday morning quarter backing and paranoid risk-aversion for the hard work and prudent risk-taking which build stakeholder value. ENOUGH ALREADY! It is time for ethical, competent, and law-abiding business people to push back and regain control of what rightfully belongs to us.

The professionals blare sanctimoniously about our "accountability" as corporate insiders. It's time for us to give them a dose of their own accountability medicine. Hold them accountable for retreating into paranoia instead of exercising business judgment, for their bloated fees, and their unacceptable service.

Best wishes for a happier 2006! Let's strike a new balance in the New Year: while acknowledging that the professionals are correct in counseling us to do the thing right, in 2006 let's put at least as much emphasis on doing the right thing.

All the best,

David Nierenberg